SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 0 )


                                YORK GROUP, INC.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                 September 2, 1998
              Date of Event Which Requires Filing of this Statement

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed

                                 X Rule 13d-1(b)

                                    986632107
                                 (CUSIP NUMBER)

1)      Name of Reporting                      Pioneering Management
        Person                                 Corporation

        IRS Identification                     13-1961193
        No. of Above

2)      Check the Appropriate Box              (a)
        of A Member of  Group
        (See Instructions)                     (b)  X

3)      SEC Use Only

4)      Citizenship of Place of
        Organization                           Delaware

        Number of                              (5)  Sole Voting Power  546200
        Shares
        Beneficially Owned                     (6)  Shared Voting      0
                                               Power
        by Each Reporting
        Person With                            (7)  Sole Dispositive   546200
                                                     Power

                                               (8)  Shared Dispositive  0
                                                    Power


9)      Aggregate Amount Beneficially          546200
        Owned by Each
        Reporting Person

10      Check if the aggregate
        Amount in Row  (9) Exclude Certain
        Shares (See
        Instructions)

11      Percent of Class Represented
        By Amount in Row 9.                    6.12%

12)     Type of Reporting
        Person (See Instructions)              IA

Item 1(a)         Name of Issuer.

                  YORK GROUP, INC.

Item 1(b)         Address of Issuer's Principal Executive Office's

                  Mr.David F. BeckChief Financial Officer
                  YORK GROUP, INC.
                  9430 Old Daty Road
                  Houston,  TX   77055

Item 2(a)         Name of Person Filing.

                  Pioneering Management Corporation

Item 2(b)         Address of Principal Business Office:

                  60 State Street, Boston, MA 02109

Item 2(c)         Citizenship:

                  State Of Delaware - Pioneering Management Corporation.

Item 2(d)         Title of Class of Securities.

                  Common Stock

Item 2(e)         CUSIP Number.

                  986632107

Item 3 The person filing this statement pursuant to Rule 13-1(b) or 13d-2 is:

                  (d) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership

(a)       Amount Beneficially Owned                                     546200

(b)       Percent of Class                                              6.12%


(c)      Number of shares as to which such person has

         (i)      sole power to vote or to direct the vote             546200

         (ii)     shared power to vote or to direct vote               0

         (iii)    sole power to dispose or to direct disposition of    546200

         (iv)     shared power to dispose or to direct disposition     0

Item  5. Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


         September  2, 1998
                  Date




                  /s/Robert P. Nault
                  Signature


         Robert P. Nault
         Assistant Secretary
         Type Name and Title